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                                                                      EXHIBIT 89

                                 [INTEROIL LOGO]

                              INTEROIL CORPORATION
                             WEEKLY DRILLING REPORT
                               11TH NOVEMBER 2003

MOOSE ST-1

TYPE:                      Oil Exploration

LOCATION:                  PPL 238, Eastern Papuan Basin

                           145 degrees 11' 08.52" E, 06 degrees 57' 50.96" S

STATUS AT 0600 (EST):      Obtained approval to commence well test from
                           Department of Petroleum and Energy. Started well test operations.

TOTAL DEPTH:               1,101m (3,609ft)

INTEREST:                  InterOil subsidiary SPI (208) Limited 100%

OPERATOR:                  SPI (208) Limited

PROSPECT DESCRIPTION:      Anticline with Late Cretaceous sandstone (primary)
                           and Miocene-Eocene limestone (secondary) objectives.

OBJECTIVES:                A large volume (approximately 50,000 bbls) of
                           drilling mud and cement were lost during drilling in this zone and may have to be recovered before reservoir fluid samples can be obtained. Subject to test results, the RB2000 drilling rig will be released from Moose-1 well and moved to Moose-2 well rig site, while fluid recovery continues at the Moose-1 well.

MOOSE-2

TYPE:                      Oil Exploration / Appraisal well

LOCATION:                  PPL 238, Eastern Papuan Basin

                           145 degrees 12' 18.0" E, 06 degrees 59' 41.47" S
                           (provisional, subject to site survey)

CURRENT STATUS:            Drill site prepared approximately 5km SE (3miles)
                           distance from Moose ST-1 well on same structure.
                           Drilling equipment and supplies are being mobilized to the Moose-2 rig site. RB2000 drilling rig mobilization will occur following release of rig from the Moose-1 well.

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PLANNED TOTAL DEPTH:       1,700m (5,577ft)

OPERATOR:                  SPI (208) Limited

PROSPECT DESCRIPTION:      Step-out well to appraise the extent of the Moose
                           limestone reservoir that had oil shows in the Moose
                           ST-1 well.

                           Deeper exploration target of Pale sandstone based on data obtained from Moose ST-1 well confirmed: hydrocarbons in the secondary zone, two way dip closure, doubly plunging thrust anticline, seals and increasing background gasses (ethane, methane and propane) while approaching the possible primary target.

STERLING MUSTANG-1

TYPE:                      Oil Exploration

LOCATION:                  PPL 238 Eastern Papuan Basin

                           145 degrees 23' 47.82" E, 06 degrees 56' 54.40"S

CURRENT STATUS:            Drill site prepared and fully modified for the
                           Simmons Rig-3. The rig contractor's ETA in PNG is mid-November 2003.

                           Expected to spud early December 2003.

TOTAL DEPTH:               2,200m (7,218ft)

INTEREST:                  InterOil subsidiary SPI (208) Limited 100%

OPERATOR:                  SPI (208) Limited

PROSPECT DESCRIPTION:      Two way dip, doubly plunging thrust anticline with
                           Late Cretaceous Pale and Subu quartz sandstones
                           (primary) and Eocene "Mendi" Limestone with fracture porosity (secondary) objectives.

FOR FURTHER INFORMATION:

NORTH AMERICA                          AUSTRALASIA
-------------                          -----------
Gary M Duvall                          Anesti Dermedgoglou
Vice President, Corporate Development  Vice President, Investor Relations
InterOil Corporation                   InterOil Corporation
gary.duvall@interoil.com               anesti@interoil.com
Houston, TX USA                        Cairns, Qld Australia
Phone:  +1 281 292 1800                Phone:  +61 7 4046 4600

Lisa Elliott                           Andy Carroll
DRG&E                                  General Manager, Upstream Exploration
lelliott@drg-e.com                     InterOil Corporation
Phone:  +1 713 529 6600                Phone: +61 2 9279 2000